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                          March 27, 2024

       Shoshana Shendelman, Ph.D.
       President and Chief Executive Officer
       Applied Therapeutics, Inc.
       545 Fifth Avenue, Suite 1400
       New York, NY 10017

                                                        Re: Applied
Therapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 22,
2024
                                                            File No. 333-278182

       Dear Shoshana Shendelman:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tim
Buchmiller at 202-551-3635 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Michael J. Schwartz,
Esq.